[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

September 2, 2014

VIA EDGAR SUBMISSION AND COURIER

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561
Attention:	Mr. David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

Re:	Chiquita Brands International, Inc.
Form 425
Filed August 27, 2014
File No. 001-01550

Dear Mr. Orlic:

On behalf of Chiquita Brands International, Inc. ("Chiquita"), we are writing in response to the comments contained in the Staff's comment letter of August 29, 2014 with respect to the above-referenced filing.

For the convenience of the Staff's review, the comments contained in the Staff's comment letter are set forth below and indicated in bold, followed by Chiquita responses immediately after each comment.

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Slide 32

1.	In future filings, please disclose other factors which may have impacted your share price during the referenced period. In this regard, we note that you have selected a reference period after the Cutrale-Safra offer of $13 per share. Refer to Rule 14a-9(a) of the Securities Exchange Act of 1934.

This is to confirm Chiquita's intention to include in future filings, when appropriate, language to the following effect:

"Share price changes may result for a variety of factors, including changes in the business, operations or prospects of Chiquita or Fyffes, market assessment of the likelihood that the combination will be completed, the timing of the combination, regulatory considerations, general market and economic conditions and other factors."

Slide 33

2.	Please refrain from describing the Cutrale-Safra proposal as "highly conditional." While a transaction with Cutrale-Safra may be contingent or uncertain, and the Cutrale-Safra proposal non-binding, the proposal does not appear to contain any conditions. Alternatively, you may list the conditions to which the proposal has been made subject.

Chiquita duly notes the Staff's comment and will modify future filings accordingly.

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As requested in the Staff's comment letter, Chiquita acknowledges the following:

Chiquita is responsible for the adequacy and accuracy of the disclosure in the filing discussed herein;

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Chiquita may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have additional questions or require any additional information with respect to the above-referenced filing or this letter, please do not hesitate to contact me at (212) 735-2218 or david.friedman@skadden.com or my colleague, John C. Nelson at (312) 407-0607 or john.nelson@skadden.com.

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Very truly yours,
/s/ David J. Friedman
David J. Friedman

cc:	James E. Thompson
Chiquita Brands International

John C. Nelson
Skadden, Arps, Slate, Meagher & Flom LLP